Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on November 29, 2019 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming annual and extraordinary general meeting of the Company to be held on December 31, 2019 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than December 31, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than December 31, 2019, at 06:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: November 22, 2019

ANNUAL and Extraordinay GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:	CollPlant Biotechnologies Ltd.

Fax Number: +972-73-232-5602

Email: eran@collplant.com

Telephone Number: +972-73-232-5600

Annual and Extraordinary General Meeting to be held on December 31, 2019

FROM:          __________________________________________________________________

Company/Individual Name

SIGNATURE:          _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO:    ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF November 29, 2019:       _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED:      ____________________________________

DATE: ________________________, 2019

CollPlant Biotechnologies Ltd.

Extraordinary General Meeting

December 31, 2019

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on November 29, 2019 at the Extraordinary General Meeting of the Company to be held in Israel on December 31, 2019 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON December 31, 2019 TO BE VALID

ANNUAL AND EXTRAORDINAY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

1. To approve the re-election of the following nominees to Company’s board of directors, each until the next annual general meeting of shareholders, as presented to the shareholders.
1a. Re-election of Dr. Abraham Havron to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1b. Re-election of Mr. Scott R. Burell to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1c. Re-election of Dr. Wolfgang Ruttenstorfer to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1d. Re-election of Mr. Adi Goldin to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1e. Re-election of Mr. Joseph Zarzewsky to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2.     To approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and the authorization of the Company’s board of directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year, as presented to the shareholders.

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

3. To approve the grant of 15,000 options exercisable into 15,000 ordinary shares to Mr. Joseph Zarzewsky, a director as presented to the shareholders ☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve the repricing of certain options exercisable into 57,466 ordinary shares, to the Company’s directors, as presented to the shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5. To approve the repricing of certain options exercisable into 113,820 ordinary shares, to the Company’s CEO, as presented to the shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5a.  Do you have a personal interest in the approval of Proposal 5 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 5)?

☐ YES          ☐ NO

End of resolutions